Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges
(in thousands)

						Nine Months Ended
	Years Ended July 31,					April 30,
	1999	2000	2001	2002	2003	2003	2004
Earnings
Income before cumulative effect of change in accounting principle	$61,271	$60,507	$34,206	$12,878	$12,392	$6,720	$11,378
Income tax provision	29,745	35,536	20,091	6,343	2,635	3,162	6,484

Earnings	91,016	96,043	54,297	19,221	15,027	9,882	17,862

Fixed Charges
Interest expense	1,772	21,169	22,195	16,255	27,985	18,340	28,824
Portion of rental expense representative of interest factor	705	1,113	2,082	3,030	3,034	1,950	2,439

Fixed charges	2,477	22,282	24,277	19,285	31,019	20,290	31,263

Capitalized interest	—	(580)	—	—	—	—	—

Earnings before income tax provision and fixed charges	$93,493	$117,745	$78,574	$38,506	$46,046	$30,172	$49,125

Ratio of earnings to fixed charges	37.7x	5.3x	3.2x	2.0x	1.5x	1.5x	1.6x